Exhibit 99.22

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 3.625% Global Notes Series RC due April 13, 2028 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	385,700

Printing and engraving fees and expenses		10,000

Legal fees and expenses		50,000

Fiscal Agent and registrar fees and expenses		15,000

Rating fees and expenses		10,000

	U.S.$	470,700